Exhibit 99.1

ASUR Announces Total Passenger Traffic for February 2022

Compared to February 2019, passenger traffic increased 23.3% in Colombia, 2.2% in Mexico and 6.3% in Puerto Rico

Compared to February 2020, passenger traffic increased 3.2% in Colombia, but decreased 6.9% in Mexico and 8.4% in Puerto Rico. February 2020 had 29 days compared with 28 days in 2022

MEXICO CITY, March 7, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for February 2022 reached a total of 4.5 million passengers, 7.0% above the levels reported in February 2019, reflecting a continued overall recovery in travel demand and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the effects of the new Omicron variant, which mainly impacted Mexico and Puerto Rico.

Compared to February 2019, passenger traffic increased by 23.3% in Colombia, 2.2% in Mexico and 6.3% in Puerto Rico. Passenger traffic growth in all three regions was driven by domestic and international traffic.

This announcement reflects comparisons between February 1 through February 28, 2022, from February 1 through February 28, 2021, and February 1 through February 28, 2019, and 2020. Note that in 2020 the month of February had 29 days, compared with 28 days in 2019 and 2022. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
			February		% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
	2019	2020	2021	2022				2019	2020	2021	2022
Mexico	2,654,409	2,913,166	1,357,493	2,711,721	99.8	(6.9)	2.2	5,535,686	5,973,719	3,069,083	5,538,090	80.4	(7.3)	0.0
Domestic Traffic	1,083,453	1,226,228	779,350	1,110,169	42.4	(9.5)	2.5	2,337,522	2,591,037	1,738,219	2,338,701	34.5	(9.7)	0.1
International Traffic	1,570,956	1,686,938	578,143	1,601,552	177.0	(5.1)	1.9	3,198,164	3,382,682	1,330,864	3,199,389	140.4	(5.4)	0.0
San Juan, Puerto Rico	682,520	792,317	481,270	725,786	50.8	(8.4)	6.3	1,479,398	1,680,329	1,012,899	1,472,483	45.4	(12.4)	(0.5)
Domestic Traffic	614,209	714,837	465,442	672,555	44.5	(5.9)	9.5	1,332,491	1,520,960	971,308	1,358,613	39.9	(10.7)	2.0
International Traffic	68,311	77,480	15,828	53,231	236.3	(31.3)	(22.1)	146,907	159,369	41,591	113,870	173.8	(28.5)	(22.5)
Colombia	821,870	981,943	543,380	1,013,487	86.5	3.2	23.3	1,832,403	2,086,517	1,145,969	2,283,766	99.3	9.5	24.6
Domestic Traffic	704,586	838,214	493,020	869,261	76.3	3.7	23.4	1,558,642	1,771,645	1,019,716	1,947,094	90.9	9.9	24.9
International Traffic	117,284	143,729	50,360	144,226	186.4	0.3	23.0	273,761	314,872	126,253	336,672	166.7	6.9	23.0
Total Traffic	4,158,799	4,687,426	2,382,143	4,450,994	86.8	(5.0)	7.0	8,847,487	9,740,565	5,227,951	9,294,339	77.8	(4.6)	5.1
Domestic Traffic	2,402,248	2,779,279	1,737,812	2,651,985	52.6	(4.6)	10.4	5,228,655	5,883,642	3,729,243	5,644,408	51.4	(4.1)	8.0
International Traffic	1,756,551	1,908,147	644,331	1,799,009	179.2	(5.7)	2.4	3,618,832	3,856,923	1,498,708	3,649,931	143.5	(5.4)	0.9

Mexico Passenger Traffic
		February				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
Domestic Traffic		1,083,453	1,226,228	779,350	1,110,169	42.4	(9.5)	2.5	2,337,522	2,591,037	1,738,219	2,338,701	34.5	(9.7)	0.1
CUN	Cancun	562,037	611,072	475,677	604,798	27.1	(1.0)	7.6	1,236,797	1,315,412	1,053,490	1,296,662	23.1	(1.4)	4.8
CZM	Cozumel	11,310	12,838	5,333	13,381	150.9	4.2	18.3	24,850	27,981	13,505	27,778	105.7	(0.7)	11.8
HUX	Huatulco	50,834	48,232	29,139	59,945	105.7	24.3	17.9	110,651	107,700	66,109	125,202	89.4	16.3	13.2
MID	Merida	174,177	213,360	92,974	163,266	75.6	(23.5)	(6.3)	366,545	437,945	208,890	336,394	61.0	(23.2)	(8.2)
MTT	Minatitlan	10,752	10,518	5,732	5,789	1.0	(45.0)	(46.2)	22,178	21,761	12,736	11,881	(6.7)	(45.4)	(46.4)
OAX	Oaxaca	65,483	94,359	40,631	73,152	80.0	(22.5)	11.7	137,279	195,675	91,328	150,197	64.5	(23.2)	9.4
TAP	Tapachula	25,842	30,671	21,983	32,876	49.6	7.2	27.2	56,238	65,796	52,833	70,448	33.3	7.1	25.3
VER	Veracruz	97,008	108,163	54,404	79,729	46.5	(26.3)	(17.8)	201,999	221,929	123,836	165,586	33.7	(25.4)	(18.0)
VSA	Villahermosa	86,010	97,015	53,477	77,233	44.4	(20.4)	(10.2)	180,985	196,838	115,492	154,553	33.8	(21.5)	(14.6)
International Traffic		1,570,956	1,686,938	578,143	1,601,552	177.0	(5.1)	1.9	3,198,164	3,382,682	1,330,864	3,199,389	140.4	(5.4)	0.0
CUN	Cancun	1,463,274	1,563,194	549,582	1,508,779	174.5	(3.5)	3.1	2,976,380	3,135,968	1,261,311	3,008,840	138.5	(4.1)	1.1
CZM	Cozumel	44,936	47,786	14,903	38,833	160.6	(18.7)	(13.6)	86,572	91,080	31,374	75,552	140.8	(17.0)	(12.7)
HUX	Huatulco	27,446	31,545	1,267	13,355	954.1	(57.7)	(51.3)	55,450	59,630	3,885	25,014	543.9	(58.1)	(54.9)
MID	Merida	17,789	22,870	5,380	18,103	236.5	(20.8)	1.8	38,458	45,877	13,079	37,428	186.2	(18.4)	(2.7)
MTT	Minatitlan	394	493	194	936	382.5	89.9	137.6	1,249	1,291	1,078	2,088	93.7	61.7	67.2
OAX	Oaxaca	10,257	13,592	3,132	12,859	310.6	(5.4)	25.4	23,774	30,533	9,732	30,065	208.9	(1.5)	26.5
TAP	Tapachula	776	538	271	736	171.6	36.8	(5.2)	2,406	2,108	1,087	2,128	95.8	0.9	(11.6)
VER	Veracruz	4,670	5,190	2,481	5,983	141.2	15.3	28.1	10,725	12,102	6,693	14,321	114.0	18.3	33.5
VSA	Villahermosa	1,414	1,730	933	1,968	110.9	13.8	39.2	3,150	4,093	2,625	3,953	50.6	(3.4)	25.5
Traffic Total Mexico		2,654,409	2,913,166	1,357,493	2,711,721	99.8	(6.9)	2.2	5,535,686	5,973,719	3,069,083	5,538,090	80.4	(7.3)	0.0
CUN	Cancun	2,025,311	2,174,266	1,025,259	2,113,577	106.2	(2.8)	4.4	4,213,177	4,451,380	2,314,801	4,305,502	86.0	(3.3)	2.2
CZM	Cozumel	56,246	60,624	20,236	52,214	158.0	(13.9)	(7.2)	111,422	119,061	44,879	103,330	130.2	(13.2)	(7.3)
HUX	Huatulco	78,280	79,777	30,406	73,300	141.1	(8.1)	(6.4)	166,101	167,330	69,994	150,216	114.6	(10.2)	(9.6)
MID	Merida	191,966	236,230	98,354	181,369	84.4	(23.2)	(5.5)	405,003	483,822	221,969	373,822	68.4	(22.7)	(7.7)
MTT	Minatitlan	11,146	11,011	5,926	6,725	13.5	(38.9)	(39.7)	23,427	23,052	13,814	13,969	1.1	(39.4)	(40.4)
OAX	Oaxaca	75,740	107,951	43,763	86,011	96.5	(20.3)	13.6	161,053	226,208	101,060	180,262	78.4	(20.3)	11.9
TAP	Tapachula	26,618	31,209	22,254	33,612	51.0	7.7	26.3	58,644	67,904	53,920	72,576	34.6	6.9	23.8
VER	Veracruz	101,678	113,353	56,885	85,712	50.7	(24.4)	(15.7)	212,724	234,031	130,529	179,907	37.8	(23.1)	(15.4)
VSA	Villahermosa	87,424	98,745	54,410	79,201	45.6	(19.8)	(9.4)	184,135	200,931	118,117	158,506	34.2	(21.1)	(13.9)

US Passenger Traffic, San Juan Airport (LMM)
		February				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
SJU Total		682,520	792,317	481,270	725,786	50.8	(8.4)	6.3	1,479,398	1,680,329	1,012,899	1,472,483	45.4	(12.4)	(0.5)
Domestic Traffic		614,209	714,837	465,442	672,555	44.5	(5.9)	9.5	1,332,491	1,520,960	971,308	1,358,613	39.9	(10.7)	2.0
International Traffic		68,311	77,480	15,828	53,231	236.3	(31.3)	(22.1)	146,907	159,369	41,591	113,870	173.8	(28.5)	(22.5)

Colombia Passenger Traffic Airplan
		February				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019	Year to date				% Chg 2022vs 2021	% Chg 2022vs 2020	% Chg 2022vs 2019
		2019	2020	2021	2022				2019	2020	2021	2022
Domestic Traffic		704,586	838,214	493,020	869,261	76.3	3.7	23.4	1,558,642	1,771,645	1,019,716	1,947,094	90.9	9.9	24.9
MDE	Rionegro	504,587	605,144	333,425	623,368	87.0	3.0	23.5	1,123,960	1,274,323	680,152	1,405,030	106.6	10.3	25.0
EOH	Medellin	81,009	88,389	60,533	88,584	46.3	0.2	9.4	170,067	184,422	127,914	189,959	48.5	3.0	11.7
MTR	Monteria	70,352	92,398	63,239	108,977	72.3	17.9	54.9	159,801	201,859	135,024	245,748	82.0	21.7	53.8
APO	Carepa	15,571	19,252	13,878	18,688	34.7	(2.9)	20.0	30,920	37,870	29,011	40,540	39.7	7.1	31.1
UIB	Quibdo	26,301	28,662	19,292	25,289	31.1	(11.8)	(3.8)	57,447	63,004	41,206	56,197	36.4	(10.8)	(2.2)
CZU	Corozal	6,766	4,369	2,653	4,355	64.2	(0.3)	(35.6)	16,447	10,167	6,409	9,620	50.1	(5.4)	(41.5)
International Traffic		117,284	143,729	50,360	144,226	186.4	0.3	23.0	273,761	314,872	126,253	336,672	166.7	6.9	23.0
MDE	Rionegro	117,284	143,729	50,360	144,226	186.4	0.3	23.0	273,761	314,872	126,253	336,672	166.7	6.9	23.0
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		821,870	981,943	543,380	1,013,487	86.5	3.2	23.3	1,832,403	2,086,517	1,145,969	2,283,766	99.3	9.5	24.6
MDE	Rionegro	621,871	748,873	383,785	767,594	100.0	2.5	23.4	1,397,721	1,589,195	806,405	1,741,702	116.0	9.6	24.6
EOH	Medellin	81009	88,389	60,533	88,584	46.3	0.2	9.4	170,067	184,422	127,914	189,959	48.5	3.0	11.7
MTR	Monteria	70,352	92,398	63,239	108,977	72.3	17.9	54.9	159,801	201,859	135,024	245,748	82.0	21.7	53.8
APO	Carepa	15,571	19,252	13,878	18,688	34.7	(2.9)	20.0	30,920	37,870	29,011	40,540	39.7	7.1	31.1
UIB	Quibdo	26,301	28,662	19,292	25,289	31.1	(11.8)	(3.8)	57,447	63,004	41,206	56,197	36.4	(10.8)	(2.2)
CZU	Corozal	6,766	4,369	2,653	4,355	64.2	(0.3)	(35.6)	16,447	10,167	6,409	9,620	50.1	(5.4)	(41.5)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com